Exhibit 99.1

SHARE SUBSCRIPTION AGREEMENT

THIS SHARE SUBSCRIPTION AGREEMENT (the "Agreement") is made on 26 June, 2024

("Effective Date"), between the following parties:

(1)
Future Science Research Inc., a company incorporated under the laws of Japan (the "Subscriber");

and

(2)
noco-noco Inc., an exempt company with limited liability incorporated under the laws of Cayman Islands (Nasdaq: NCNC) (the "Company" or the "Issuer"):

(collectively "Parties" and each a "Party").

1.
SHARE SUBSCRIPTION

Subject to the terms and conditions of this Agreement, the Company shall issue to the Subscriber and the Subscriber shall subscribe from the Company, all of the title and interest in and to 6,235,410 (Six

Million Two Hundred Thirty Five Thousand Four Hundred and Ten) ordinary shares of the Company, with the consideration of US$ 1,032,583.89 (i.e. equivalent to JPY 162,662,940 (One Hundred Sixty Two Million Six Hundred Sixty Two Thousand Nine Hundred and Forty Japanese Yen) at the conversion rate of JPY 157.53 per US$ 1.00, which is the TTM exchange rate as of 18 June 2024 by Mitsubishi UFJ Bank), divided by US$ 0.1656/NCNC share, derived from 15% discount from the mid point of 50 business days moving average and 30 business days moving average as of 25 June 2024 (the "Subscription Shares"), together with all rights, dividends, entitlements and benefits now and hereafter attaching thereto, with the consideration and the subscription schedule as set forth in the Exhibit A.

1.2
The Subscription Shares are restricted shares from the Effective Date. For lifting the restriction, the Parties shall separately agree on when the F-1 resale registration will be filed with the SEC. The Company shall notify the Subscriber immediately after the F-1 registration becomes effective and the Subscription Shares become free-trading shares.
1.3
Within three (3) working days from the Effective Date, the Company shall instruct Vstock Transfer, the transfer agent of NCNC shares, to park the Subscription Shares in Vstock Transfer under the name of the Subscriber. Vstock Transfer shall forward an official document that certifies the number of Subscription Shares and the pertinent amount of the consideration parked under the Subscriber.

2.
CONSIDERATION
2.1
The Parties acknowledge and agree that the Subscriber has transferred to the Issuer JPY 162,662,940 (One Hundred Sixty Two Million Six Hundred Sixty Two Thousand Nine Hundred and Forty Japanese Yen) as of24 June 2024 (the "Consideration").
2.2
Any taxation and governmental charges in connection with issuance and allotment of the Subscription Shares and arising from the execution or performance of this Agreement shall be borne by the Subscriber.

Private and Confidential

Share Subscription Agreement

3.
THE SUBSCRIBER'S REPRESENTATIONS, WARRANTIES AND COVENANTS

As of the date of this Agreement, the Subscriber makes the following representations, warranties and covenants to the Company:

3.1
It is incorporated and validly existing under the applicable law and has the right to own its property and to carry on the business as currently conducted and to execute this Agreement.

3.2
It warrants that it will actively work with the Company to complete all necessary formalities in relation to the issuance and allotment of the Subscription Shares pursuant to the applicable laws and regulations so as to ensure that the Subscribers legally own the Subscription Shares.

3.3
It warrants that as of the date of this Agreement, it has had no risk, loss, liability (including contingent liability) or any other legal liability.

3.4
The signatory whose name appears under its name on the execution page of this Agreement is a duly authorized signatory of itself.

3.5
The execution of, and the performance by it of its obligations under, this Agreement and any other documents in connection with this Agreement will not:

3.5.1
result in a breach of any provision of its articles of association or any other constitutional document; or

3.5.2
result in a breach of any agreement, licence or other instrument, or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it or any of its assets is bound.

4.
THE COMPANY'S REPRESENTATIONS, WARRANTIES AND COVENANTS

As of the date of this Agreement, the Company makes the following representations, warranties and covenants to the Company:

4.1
It is incorporated and validly existing under the applicable law and has the right to own its property, to issue shares and to carry on the business as currently conducted and to execute this Agreement.
4.2
It has the legal right and full power and authority to enter into and perform this Agreement or any other documents in connection with this Agreement, which, when executed, will constitute valid and binding obligations on itself in accordance with their respective terms.
4.3
The signatory whose name appears under its name on the execution page of this Agreement is a duly authorized signatory of itself.
4.4
The execution of, and the performance by it of its obligations under, this Agreement and any other documents in connection with this Agreement will not:
4.4.1
result in a breach of any provision of its articles of association or any other constitutional document; and
4.4.2
result in a breach of any agreement, licence or other instrument, or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it or any of its assets is bound.

Private and Confidential

Share Subscription Agreement

5.
ENTIRE AGREEMENT

This Agreement constitutes the entire understanding and agreement of the Parties relating to the subject matter of this Agreement, and supersedes all previous oral and written representations, exchanges, understandings and agreements made or reached by and between the Parties up to and including the date of this Agreement. The Parties acknowledge and agree that, in entering into this Agreement, no Party has relied on any representation, warranty or undertaking which is not included in this Agreement.

6.
SEVERABILITY

If any provision of this Agreement shall be illegal, or for any other reason unenforceable, such provision shall be deemed to be independent from the other provisions of this Agreement and shall not affect the effect or enforceability of such other provisions, which shall continue to be effective and enforceable in accordance with their terms.

7.
ASSIGNMENT

No Party shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of the other Party and compliance with the applicable law.

8.
COSTS AND CHARGES

Unless otherwise provided in this Agreement or agreed in writing by the Parties to this Agreement, each Party shall bear its own costs incurred by it in relation to the execution and implementation of this Agreement (including without limitation legal fees).

9.
NOTICES

All notices shall be written in English and may be delivered either by hand, registered airmail or fax to the following addresses or fax numbers (as the case may be):

Future Science Research Inc. (Company Registration Number: 0110-01-098102)

Address:	Akasaka, Minato-ku, Tokyo, JAPAN
Phone:	+8 l-(0)3-6433-5641
Fax:	+8 l-(0)3-6433-5641
Email:	m.tomitaku@f-s-r.jp

noco-noco Inc. (CUSIP Number G7243Pl09)

Address:	4 Shenton Way, #04-06 SGX Centre II, Singapore 068807
Phone:	+81-(0)80-5535-6908
Fax:	+8 l-(0)3-6433-5641
Email:	finance.sg@noco-noco.com

Notices shall be deemed to have been delivered at the following times:

(i)
if by hand, on reaching the designated address subject to proof of delivery;
(ii)
if by courier, the fifth business day after the date of dispatch; and
(iii)
if by fax, upon generation of a confirmation of successful transmission report by the sender's fax machine indicating completed uninterrupted transmission.
(iv)
if by email, based on the date of the email shown in the incoming mail box

Private and Confidential

Share Subscription Agreement

10.
LIABILITY FOR BREACH OF AGREEMENT

10.1
If either Party terminates this Agreement without obtaining the consent of the other Party after the execution of this Agreement, such Party shall compensate the other Party for all direct and/or indirect losses incurred as a result thereof.
10.2
The liability for breach of this Agreement assumed by either Party shall not be discharged as a result of the termination/dissolution of this Agreement and/or the completion of the equity interest transfer formalities.
11.
GOVERNING LAW AND SUBMISSION TO JURISDICTION

11.1
This Agreement shall be construed in accordance with and be governed by the laws of Singapore.
11.2
In relation to any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings"), each party to this Agreement hereby irrevocably submits to the jurisdiction of the courts of Singapore.

12.
COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same original instrument. Any Party may enter into this Agreement by executing any such counterpart.

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Share Subscription Agreement

IN WITNESS whereof the Parties have executed this Agreement on the day and year first above written.

EXECUTED for and on behalf of	)
Future Science Research Inc.	) Duly Authorised Signatory
)
) Name: Masato TOMITAKU
)
) Title: Representative Director

EXECUTED for and on behalf of	)
noco-noco Inc	) Duly Authorised Signatory
)
) Name: Masataka MATSUMURA
)
) Title: Director and CEO

Private and Confidential

Share Subscription Agreement

EXHIBIT A

Subscriber	Number of Shares	Consideration
Future Science Research Inc.	6,235,410 Ordinary Shares of the Issuer	US$ 1,032,583.89 (i.e. equivalent to JPY 162,662,940)

Private and Confidential

Share Subscription Agreement